Mail Stop 3628

                                                           July 3, 2018

Via Email
Jason Behnke
President
Ford Credit Auto Receivables Two LLC
One American Road
Dearborn, Michigan 48126

       Re:    Ford Credit Auto Receivables Two LLC
              Registration Statement on Form SF-3
              Filed June 28, 2018
              File No. 333-225949

Dear Mr. Behnke:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3850 if you have any questions.

                                                           Sincerely,

                                                           /s/ Katherine Hsu

                                                           Katherine Hsu
                                                           Chief, Office of
Structure Finance
cc:    Nathan A. Herbert
       Ford Motor Credit Company LLC

       Joseph P. Topolski
       Katten Muchin Rosenman LLP